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April 16, 2021	Alexander D. Lynch, Esq. +1 (212) 310-8971 alex.lynch@weil.com

CONFIDENTIAL SUBMISSION
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Confidential Submission of Draft Form S-1 by Sovos Brands, Inc.

Ladies and Gentlemen:

On behalf of Sovos Brands, Inc. (the “Company”), we confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012, as amended, for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement.

Should members of the Staff have any questions or comments concerning this submission, please contact me at (212) 310-8971.

Best regards,

/s/ Alexander D. Lynch, Esq.

Alexander D. Lynch, Esq.

Enclosure

cc:	Isobel A. Jones, Esq., Sovos Brands, Inc.